# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Koil Energy Solutions, Inc., CIK 0001110607
CUSIP: 24372A305
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1310 Rankin Road, Houston, Texas (TX), 77073
Date of event which requires filing of this statement: 12/03/2025
Amends the filing with accession number 0001683168-25-004998
Filed by CIK 0001385215
Persons authorized to receive notices and communications: Ronald Eric Smith, 1447 FM 1010, Cleveland, Texas (TX), 77327, 832-623-9905

## Reporting persons
- Smith Ronald Eric (CIK 0001385215): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,407,033; shared voting power 0; sole dispositive power 1,407,033; shared dispositive power 0; aggregate amount beneficially owned 1,407,033 (11.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Koil Energy Solutions, Inc.
Address of issuer's principal executive offices: 1310 Rankin Road, Houston, Texas (TX), 77073

## Item 2. Identity and Background
Name of person filing: Ronald Eric Smith
Residence or business address: 1447 FM 1010 Cleveland, Texas 77327
Present principal occupation or employment: Real Estate Investor
Criminal convictions in the last five years: NA
Civil proceedings (securities laws) in the last five years: NA
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: NA

## Item 4. Purpose of Transaction
Purpose of transaction: Reduction of investment stake to purchase real estate.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: (a) and (b). See Items 7-11 on the cover page and Item 2 above. These amounts include: 710,562 shares held indirectly through an IRA, 330,651 shares directly held by Mr. Smith's spouse, and 23,071 shares held indirectly by Mr. Smith's spouse through an IRA. Pursuant to Rule 13d-4, Mr. Smith expressly declares that this Schedule 13D and any amendments hereto shall not be construed as an admission that Mr. Smith is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities reported herein, except to the extent that Mr. Smith owns such shares. The percentage calculations herein are based on the Issuer's statement in its Quarterly Report filed with the Securities and Exchange Commission on November 14, 2025, that there were 12,188,202 shares outstanding.
Transactions in the class effected during the past sixty days: Mr. Smith did not engage in any transactions in the Shares of the Issuer during the past 60 days, except as follows: - Negotiated sale on 12/3/2025. 742,350 shares at $1.35/per share price
Other persons with the right to receive dividends or sale proceeds: No person other than Mr. Smith is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock owned.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: NA

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: NA

## Signatures
- Smith Ronald Eric: /s/ Ronald Eric Smith, Ronald Eric Smith (12/03/2025)